UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER WINS NEW CONTRACT FOR ONE OF THE
BIGGEST WATER TREATMENT PLANTS IN THE USA

Paris, 2nd May 2007 - Tampa Bay Water has selected Veolia Water, through its American subsidiary, Veolia Water North America – South LLC, for the project extension (design, build, operate) of its regional surface water treatment plant, Brandon, in Florida, which will nearly double its capacity, from 72 million-gallons-per-day (MGD) to 120 MGD. Planned completion and acceptance of the facility is scheduled for the end of 2010 at the latest, the date when plant operation will commence for a period of 13 years. The contract is worth US$158,4million (118,9 million Euros).

Veolia Water designed, built and now operates what is the regional water authority’s largest treatment facility and among the world’s most technologically sophisticated, having led a team of companies first selected in 2000. This new project will make Tampa Bay treatment facility the nation’s largest DBO project, alongside Seattle Public Utilities’ 120-MGD Tolt Treatment Facility.

“This project significantly expands the region’s alternative water supply with a high-quality product that is far better than both federal and state drinking water standards,” said Jerry Maxwell, general manager of Tampa Bay Water. “We’re very proud of our partnership’s accomplishments to date. Together, we’ve created a state-of-the-art treatment facility and are now building on this successful platform to meet our customers’ future needs in a conservative, competitive manner.”

The contract amendment essentially reflects the original water partnership by utilizing the same proven technology, featuring Veolia Water Solutions & Technologies’ patented ACTIFLO® clarification process. Treatment elements utilize a multi-barrier process including ballasted flocculation (ACTIFLO), ozonation, filtration through granular activated carbon gravity filters, disinfection, chemical dosing and solids processing. Tampa Bay Water provides wholesale water to the public utility systems of Hillsborough, Pasco and Pinellas counties as well as the cities of New Port Richey, St. Petersburg and Tampa.

Commenting on the contract, Antoine Frérot, Chief Executive Officer of Veolia Water said, “We are delighted that Tampa Bay Water has renewed its confidence in the company by awarding us with the capacity extension of this big plant. This contract gives us the opportunity to design, build and operate a very technologically performing unit, which again illustrates Veolia Water’s expertise in providing communities with the highest quality drinking water available.”

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 70,700 employees, its 2006 revenues amounted to €10,08 billion. www.veoliawater.com

Veolia Water North America – South, LLC, is a wholly owned subsidiary of Veolia Water North America, the leading provider of comprehensive water and wastewater services to municipal and industrial customers, providing services to more than 14 million people in approximately 600 communities. www.veoliawaterna.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Veolia Environnement’s relationship with Vivendi Universal, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel